SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc Annual General Meeting - 2009

Results of Annual General Meeting held on 14 May 2009

Prudential plc announces that at its Annual General Meeting held earlier today, all resolutions were duly passed and the results of the polls are as follows:

		FOR	AGAINST	WITHHELD
	Ordinary Business

1.	To receive the Directors’ Report and the Financial Statements for the year ended 31 December 2008	1,712,554,255	1,207,062	7,136,834

2.	To approve the Directors’ Remuneration Report for the year ended 31 December 2008	1,633,115,878	50,264,344	37,511,524

3.	To elect Harvey McGrath as a director	1,706,156,469	8,142,918	6,595,003

4.	To re-elect Mark Tucker as a director	1,705,351,842	7,353,342	8,188,492

5.	To re-elect Michael McLintock as a director	1,706,127,435	6,548,874	8,216,958

6.	To re-elect Nick Prettejohn as a director	1,706,089,592	6,625,236	8,176,149

7.	To re-appoint KPMG Audit Plc as auditor	1,698,707,315	4,159,050	18,026,694

8.	To authorise the directors to determine the amount of the auditor’s remuneration	1,713,401,944	698,732	6,792,383

9.	To declare a final dividend of 12.91 pence per ordinary share of the Company for the year ended 31 December 2008	1,709,421,459	2,427,298	9,030,363

	Special Business

10.	Renewal of authority to allot ordinary shares	1,700,408,855	11,569,053	8,914,640

11.	Additional authority to allot ordinary shares for rights issues	1,537,710,316	131,811,455	51,370,973

12.	Renewal of authority to allot preference shares	1,697,099,787	16,244,332	7,546,752

13.	Special resolution: renewal of authority for disapplication of pre-emption rights	1,707,622,027	7,189,849	6,060,967

14.	Renewal of authority for purchase of own shares	1,712,507,655	1,592,849	6,795,204

15.	Amendments to Articles of Association – Companies Act 2006	1,710,871,662	5,463,420	4,545,370

16.	Notice for general meetings	1,669,926,913	45,637,582	5,299,807

Total number of shares in issue = 2,496,947,688

Document regarding Resolutions passed at the Annual General Meeting on 14 May 2009

Two copies of all resolutions passed as special business at the Annual General Meeting on 14 May 2009 have, pursuant to Listing Rule 9.6.2, been submitted to the UK Listing Authorty and will shortly be made available via the UK Listing Authority’s Document Viewing Facility, situated at the Document Disclosure Team, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Name of contact and telephone number for queries

Jennie Webb, 020 7548 2027

Name and signature of authorised company official responsible for making this notification

Sylvia Edwards, Assistant Group Secretary, 020 7548 3826

Date of Notification

14 May 2009

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ CLIVE BURNS

Clive Burns
Head of Secretariat